Exhibit 99.1

iQIYI Announces Change in Executive Leadership

iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the appointment of Mr. Ying Tian as Chief Financial Officer of the Company, effective today. Concurrently, Ms. Ying Zeng will step down from her position as Interim Chief Financial Officer and resume the role of Senior Vice President of Finance.

“We are pleased to have Mr. Ying Tian join our management team. He brings solid track record in driving business performance and operational excellence. We look forward to working with him and are confident that his expertise will contribute to iQIYI’s next phase of growth. We would also like to thank Ms. Ying Zeng for her dedicated contributions,” said Dr. Yu Gong, Director and Chief Executive Officer of the Company.

Prior to joining iQIYI, Mr. Ying Tian served as the chief financial officer and head of finance of Baidu AI Cloud Group from July 2023 to June 2026 and the chief financial officer and head of finance of Baidu Intelligent Driving Group from October 2022 to July 2023. Prior to that, Mr. Tian served at Huawei Technologies in a number of finance and business management roles, including chief financial officer of Huawei Enterprise Business Group China, regional chief financial officer and finance expert in Shanghai, and delivery, service and regional management roles in Huawei Latin America. From December 2025 to June 2026, Mr. Tian served as a non-executive director and a member of the audit committee of Kunlunxin Technology Co., Ltd. Mr. Tian received a master’s degree in project management and a bachelor’s degree in structural engineering from the Wuhan University of Technology. He obtained the Certified Management Accountant (CMA) credential in 2025.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com